CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended

June 30, 2026 and 2025

(UNAUDITED)

Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Income

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2026 $	2025 $	2026 $	2025 $
Sales	17	318,413	230,419	660,884	425,456
Cost of sales	18	(134,949)	(125,390)	(265,584)	(240,085)
Mine operating income		183,464	105,029	395,300	185,371

General and administration	19	(18,673)	(21,575)	(46,466)	(45,476)
Foreign exchange (loss) gain		(6,284)	2,325	(8,354)	2,518
Write-off of mineral properties		–	(1,997)	–	(1,997)
Other expenses		(1,599)	(59)	(3,463)	(749)
		(26,556)	(21,306)	(58,283)	(45,704)

Operating income		156,908	83,723	337,017	139,667

Investment gains		230	1,679	372	2,998
Interest and finance costs, net	20	(2,106)	(3,423)	(4,039)	(6,467)
Loss on derivatives		(257)	(622)	(257)	(569)
		(2,133)	(2,366)	(3,924)	(4,038)

Income before income taxes		154,775	81,357	333,093	135,629

Income taxes
Current income tax expense		(62,741)	(23,848)	(104,276)	(47,543)
Deferred income tax expense		(8,286)	(9,804)	(25,124)	(1,497)
		(71,027)	(33,652)	(129,400)	(49,040)
Net income from continuing operations		83,748	47,705	203,693	86,589

Net (loss) income from discontinued operations, net of tax	21	–	(3,638)	–	22,287
Net income		83,748	44,067	203,693	108,876

Net income from continuing operations attributable to:
Fortuna shareholders		75,504	42,629	186,512	78,063
Non-controlling interests	25	8,244	5,076	17,181	8,526
		83,748	47,705	203,693	86,589
Net income attributable to:
Fortuna shareholders		75,504	37,314	186,512	95,817
Non-controlling interests	25	8,244	6,753	17,181	13,059
		83,748	44,067	203,693	108,876

Earnings per share from continuing operations attributable to Fortuna shareholders	16
Basic		0.25	0.14	0.62	0.25
Diluted		0.24	0.14	0.59	0.25

Earnings per share attributable to Fortuna shareholders	16
Basic		0.25	0.12	0.62	0.31
Diluted		0.24	0.12	0.59	0.31

Weighted average number of common shares outstanding ('000s)
Basic		301,010	306,960	303,164	306,788
Diluted		328,641	308,957	330,698	308,513

The accompanying notes are an integral part of these interim financial statements.

Page | 1

Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2026 $	2025 $	2026 $	2025 $
Net income		83,748	44,067	203,693	108,876

Items that will remain permanently in other comprehensive income:
Changes in fair value of investments in equity securities, net of $nil tax		(2,197)	506	959	455
Items that are or may subsequently be reclassified to profit or loss:
Currency translation adjustment, net of tax (1)		–	1,350	–	2,099
Reclassification of translation adjustments on disposal of subsidiaries, net of $nil tax	21	–	1,701	–	1,701
Total other comprehensive (loss) income		(2,197)	3,557	959	4,255
Comprehensive income		81,551	47,624	204,652	113,131

Comprehensive income attributable to:
Fortuna shareholders		73,307	40,871	187,471	100,072
Non-controlling interests	25	8,244	6,753	17,181	13,059
		81,551	47,624	204,652	113,131
(1)	For the three and six months ended June 30, 2026, the currency translation adjustment is net of $nil tax (2025 - expense of $960 thousand and $914 thousand, respectively).

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Balance at	Note	June 30, 2026 $	December 31, 2025 $
ASSETS
Current assets
Cash and cash equivalents		606,666	553,985
Restricted cash		12,629	–
Investments in equity securities	23	7,719	6,760
Trade and other receivables	4	65,115	74,361
Inventories	5	138,871	122,685
Prepaid expenses and other current assets	6	4,457	6,743
		835,457	764,534
Non-current assets
Restricted cash - non-current		1,021	788
Inventories - non-current	5	65,234	66,754
Mineral properties and property, plant and equipment	7	1,572,217	1,518,676
Advances and prepayments for capital projects		16,518	995
Other non-current assets	8	6,815	8,894
Total assets		2,497,262	2,360,641

LIABILITIES
Current liabilities
Trade and other payables	9	147,650	153,361
Income taxes payable		99,738	81,816
Lease obligations	11	30,810	21,199
		278,198	256,376
Non-current liabilities
Debt	12	138,905	134,410
Deferred tax liabilities		144,348	120,310
Closure and reclamation provisions	13	49,559	50,257
Lease obligations - non-current	11	64,451	55,687
Restricted share units	14	2,894	8,283
Total liabilities		678,355	625,323

SHAREHOLDERS' EQUITY
Share capital	15	1,089,015	1,125,215
Reserves		65,216	63,694
Retained earnings		612,725	488,125
Equity attributable to Fortuna shareholders		1,766,956	1,677,034
Equity attributable to non-controlling interests	25	51,951	58,284
Total equity		1,818,907	1,735,318
Total liabilities and shareholders' equity		2,497,262	2,360,641

Contingencies and Capital Commitments (Note 26)

The accompanying notes are an integral part of these interim financial statements.

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2026 $	2025 $	2026 $	2025 $

OPERATING ACTIVITIES
Net income from continuing operations		83,748	47,705	203,693	86,589
Items not involving cash:
Depletion and depreciation		44,016	48,342	89,929	93,129
Accretion expense	20	1,969	1,903	4,066	3,657
Income taxes		71,027	33,652	129,400	49,040
Interest expense (income), net	20	137	1,520	(27)	2,810
Share-based payments, net of cash settlements	14	(561)	3,345	(8,758)	6,206
Write-off of mineral properties		–	1,997	–	1,997
Unrealized foreign exchange losses (gains)		2,309	(2,536)	1,945	(3,712)
Investment gains		(230)	(1,679)	(372)	(2,998)
Other		10	99	1,342	1,460
Changes in working capital	24	14,527	(4,196)	10,572	(12,176)
Cash provided by operating activities		216,952	130,152	431,790	226,002
Income taxes paid		(79,259)	(36,394)	(88,828)	(45,761)
Interest paid		(3,814)	(3,582)	(4,333)	(4,108)
Interest received		4,402	2,507	9,010	5,567
Net cash provided by operating activities - continuing operations		138,281	92,683	347,639	181,700
Net cash (used in) provided by operating activities - discontinued operations	21	–	(25,377)	–	11,984

INVESTING ACTIVITIES
Increase in restricted cash		–	–	(12,762)	(232)
Investments in equity securities	23	–	(6,045)	–	(6,045)
Additions to mineral properties and property, plant and equipment	7	(67,877)	(47,015)	(113,158)	(84,968)
Purchases of investments		–	(4,428)	–	(18,804)
Proceeds from sale of marketable securities and investment maturities		230	1,194	372	12,546
(Increase) decrease in advances and prepayments for capital projects		(13,800)	2,025	(14,386)	4,351
Other investing activities		–	–	(5,104)	–
Cash used in investing activities - continuing operations		(81,447)	(54,269)	(145,038)	(93,152)
Cash provided by investing activities - discontinued operations	21	–	73,286	–	71,680

FINANCING ACTIVITIES
Transaction costs on credit facility		–	–	–	(107)
Repurchase of common shares	15	(82,134)	–	(106,587)	(4,165)
Payments of lease obligations	11	(8,959)	(6,114)	(15,822)	(11,112)
Dividend payment to non-controlling interests	25	(23,514)	–	(23,514)	–
Cash used in financing activities - continuing operations		(114,607)	(6,114)	(145,923)	(15,384)
Cash used in financing activities - discontinued operations	21	–	(11,875)	–	(12,879)

Effect of exchange rate changes on cash and cash equivalents		(1,466)	1,996	(3,997)	3,151
(Decrease) increase in cash and cash equivalents during the period - continuing operations		(59,239)	34,296	52,681	76,315
Increase in cash and cash equivalents during the period - discontinued operations	21	–	36,034	–	70,785

Cash and cash equivalents, beginning of the period		665,905	308,092	553,985	231,322
Cash and cash equivalents, end of the period		606,666	378,422	606,666	378,422

Cash and cash equivalents consist of:
Cash		580,845	190,297	580,845	190,297
Cash equivalents		25,821	188,125	25,821	188,125
Cash and cash equivalents, end of the period		606,666	378,422	606,666	378,422

Segment totals for the discontinued operations are disclosed in Note 21

Supplemental cash flow information (Note 24)

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount $	Share units reserve $	Equity component of convertible debt $	Other reserves $	Retained earnings $	Non-controlling interests $	Total equity $
Balance at December 31, 2025		305,760,679	1,125,215	27,236	37,050	(592)	488,125	58,284	1,735,318
Net income		–	–	–	–	–	186,512	17,181	203,693
Other comprehensive income		–	–	–	–	959	–	–	959
Total comprehensive income		–	–	–	–	959	186,512	17,181	204,652

Transactions with owners of the Company
Reclassification on derecognition of investments in equity securities		–	–	–	–	1,050	(1,050)	–	–
Dividend declared and paid to non-controlling interests	25	–	–	–	–	–	–	(23,514)	(23,514)
Repurchase of common shares	15	(10,800,693)	(39,747)	–	–	–	(60,862)	–	(100,609)
Shares issued on vesting of share units	14	997,401	3,547	(3,547)	–	–	–	–	–
Share-based payments	14	–	–	3,060	–	–	–	–	3,060
		(9,803,292)	(36,200)	(487)	–	1,050	(61,912)	(23,514)	(121,063)

Balance at June 30, 2026		295,957,387	1,089,015	26,749	37,050	1,417	612,725	51,951	1,818,907

Balance at December 31, 2024		306,928,189	1,129,709	26,701	37,050	(5,979)	216,384	62,208	1,466,073
Net income		–	–	–	–	–	95,817	13,059	108,876
Other comprehensive income		–	–	–	–	4,255	–	–	4,255
Total comprehensive income		–	–	–	–	4,255	95,817	13,059	113,131

Transactions with owners of the Company
Sale of Roxgold SANU S.A.	21	–	–	–	–	–	–	(10,250)	(10,250)
Dividend declared and paid to non-controlling interests	25	–	–	–	–	–	–	(24,539)	(24,539)
Repurchase of common shares	15	(916,900)	(4,165)	–	–	–	–	–	(4,165)
Shares issued on vesting of share units	14	948,697	3,294	(3,294)	–	–	–	–	–
Issuance of shares to non-controlling interests	25	–	–	–	–	–	(7,270)	7,270	–
Share-based payments	14	–	–	2,143	–	–	–	–	2,143
		31,797	(871)	(1,151)	–	–	(7,270)	(27,519)	(36,811)

Balance at June 30, 2025		306,959,986	1,128,838	25,550	37,050	(1,724)	304,931	47,748	1,542,393

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Mining Corp. (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is a Canadian precious metals mining company with three operating mines and exploration activities in Argentina, Côte d’Ivoire, Guinea, Guyana, Mexico, Peru, and Senegal. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the open pit Séguéla gold mine (“Séguéla”) in southwestern Côte d’Ivoire, and the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, and is developing the Diamba Sud gold project in Senegal.

The Company’s common shares are listed on the New York Stock Exchange (the “NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (the “TSX”) under the trading symbol FVI.

The Company’s registered and head offices are located at Suite 820, 1111 Melville Street, Vancouver, British Columbia, V6E 3V6, Canada.

2.   BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) have been prepared by management of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025, which include information necessary for understanding the Company’s business and financial presentation.

Other than as described below, the same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements. Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

These unaudited condensed interim financial statements were approved and authorized for issuance by the Company's Board of Directors on August 5, 2026.

Basis of Measurement

These financial statements have been prepared on a going concern basis under the historical cost basis, except for those assets and liabilities that are measured at fair value (Note 23) at the end of each reporting period.

Adoption of new and future accounting standards

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2026. These include amendments to IFRS 7 and IFRS 9, Classification and Measurement of Financial Instruments. The impacts of adoption were not material to the Company's interim financial statements.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

In April 2024, the IASB issued new IFRS 18, Presentation and Disclosure in Financial Statements. This standard, effective for annual periods beginning on or after January 1, 2027, replaces IAS 1, Presentation of Financial Statements and requires retrospective application. The standard introduces new classification categories and mandatory subtotals in the statement of income, as well as new disclosure requirements for management-defined performance measures (“MPM”), and it may affect what the Company reports as its operating profit or loss.

The Company is currently assessing the detailed implications of applying the new standard on the financial statements and the following potential impacts, among others, have been identified based on the Company’s preliminary assessment:

●	The Company has performed an initial assessment of the non-IFRS financial measures and other subtotals of income and expenses that it currently uses in its public communications outside the financial statements and the Company believes the following will meet the MPM definition: adjusted net income; adjusted attributable net income; and adjusted EBITDA;
●	Income and expenses will be classified into defined categories, including operating, investing, and financing. Consequently, some income and expense items may move to different sections of the statement of income compared to the current presentation;
●	The Company will be required to present specific subtotals, including operating profit and profit before financing and income taxes in the statement of income;
●	The Company will be required to provide additional note disclosures regarding the nature of certain operating expenses; and
●	The starting point for the indirect method of reporting cash flows from operating activities will change to operating profit (currently, net income from continuing operations).

3.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three and six months ended June 30, 2026, the Company applied the critical estimates, assumptions and judgements as disclosed in Note 4 of its audited consolidated financial statements for the year ended December 31, 2025.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

4.   TRADE AND OTHER RECEIVABLES

	June 30, 2026 $	December 31, 2025 $
Trade receivables from doré and concentrate sales	12,666	20,761
Advances and other receivables	12,219	8,248
Value added tax receivables	40,230	45,352
Trade and other receivables	65,115	74,361

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré sales contracts with its customers. No amounts were past due as at June 30, 2026 and December 31, 2025.

As at June 30, 2026, the current Value Added Tax (“VAT”) receivables include $25.6 million (December 31, 2025 - $30.9 million) for Séguéla; and $11.4 million (December 31, 2025 - $11.9 million) for Lindero. An additional $5.9 million (December 31, 2025 - $7.7 million) of VAT receivable is classified as non-current (refer to Note 8).

5.   INVENTORIES

	June 30, 2026 $	December 31, 2025 $
Ore stockpiles	111,307	109,035
Materials and supplies	48,713	46,032
Leach pad and gold-in-circuit	38,837	31,550
Doré bars	4,584	2,396
Concentrate stockpiles	664	426
Total inventories	204,105	189,439
Less: non-current portion	(65,234)	(66,754)
Current inventories	138,871	122,685

As at June 30, 2026, non-current portion of inventories include $61.9 million (December 31, 2025 - $60.0 million) at Lindero and $3.3 million (December 31, 2025 - $6.8 million) at Séguéla.

During the three and six months ended June 30, 2026, the Company expensed $112.9 million and $220.3 million, respectively, of inventories to cost of sales (June 30, 2025 - $111.3 million and $213.0 million, respectively).

6.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

	June 30, 2026 $	December 31, 2025 $
Prepaid expenses	4,333	6,619
Other current assets	124	124
Prepaid expenses and other current assets	4,457	6,743

As at June 30, 2026, prepaid expenses include $1.6 million (December 31, 2025 - $2.5 million) related to deposits and advances to contractors.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

7.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral properties - depletable $	Mineral properties - non-depletable $	Construction in progress $	Property, plant & equipment $	Total $
COST
Balance as at December 31, 2025	1,270,610	184,341	32,280	876,909	2,364,140
Additions	50,443	41,176	31,432	31,261	154,312
Changes in closure and reclamation provision	(1,413)	–	–	(412)	(1,825)
Disposals and write-offs	–	–	–	(83)	(83)
Transfers	5,991	(672)	(24,384)	19,065	–
Balance as at June 30, 2026	1,325,631	224,845	39,328	926,740	2,516,544

ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2025	500,991	–	–	344,473	845,464
Disposals and write-offs	–	–	–	(83)	(83)
Depletion and depreciation	58,446	–	–	40,500	98,946
Balance as at June 30, 2026	559,437	–	–	384,890	944,327
Net book value as at June 30, 2026	766,194	224,845	39,328	541,850	1,572,217

As at June 30, 2026, non-depletable mineral properties include $137.6 million of exploration and evaluation assets (December 31, 2025 - $111.9 million).

As at June 30, 2026, property, plant and equipment include right-of-use assets with a net book value of $96.4 million (December 31, 2025 - $75.9 million). Related depletion and depreciation for the three and six months ended June 30, 2026, was $5.3 million and $10.1 million, respectively (June 30, 2025 - $4.6 million and $9.5 million, respectively).

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Mineral properties - depletable $	Mineral properties - non-depletable $	Construction in progress $	Property, plant & equipment $	Total $
COST
Balance as at December 31, 2024	1,619,651	269,345	73,892	1,017,240	2,980,128
Additions	81,365	52,355	45,048	39,266	218,034
Changes in closure and reclamation provision	2,668	–	–	(469)	2,199
Disposals and write-offs	–	(5,038)	(375)	(6,908)	(12,321)
Sale of discontinued operations (1)	(549,210)	(15,953)	(55)	(258,682)	(823,900)
Transfers	116,136	(116,368)	(86,230)	86,462	–
Balance as at December 31, 2025	1,270,610	184,341	32,280	876,909	2,364,140

ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2024	901,599	–	49	539,293	1,440,941
Disposals and write-offs	–	–	–	(6,115)	(6,115)
Sale of discontinued operations (1)	(507,347)	–	(49)	(245,781)	(753,177)
Reversal of impairment	(22,369)	–	–	(30,376)	(52,745)
Depletion and depreciation	130,039	–	–	86,521	216,560
Transfers	(931)	–	–	931	–
Balance as at December 31, 2025	500,991	–	–	344,473	845,464
Net book value as at December 31, 2025	769,619	184,341	32,280	532,436	1,518,676

(1)	Represents the net book value of mineral properties and property, plant and equipment of Cuzcatlan (as defined herein) and the Sanu Entities (as defined herein) that were sold during the second quarter of 2025. Refer to Note 21 for details.

8.   OTHER NON-CURRENT ASSETS

	Note	June 30, 2026 $	December 31, 2025 $
Value added tax receivables	4	5,850	7,665
Unamortized transaction costs		690	949
Other		275	280
Total other non-current assets		6,815	8,894

As at June 30, 2026, non-current VAT receivables include $5.9 million (December 31, 2025 - $7.7 million) for Séguéla.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

9.   TRADE AND OTHER PAYABLES

	Note	June 30, 2026 $	December 31, 2025 $
Trade accounts payable		81,813	77,927
Payroll and related payables		25,005	27,790
Mining royalty payable		15,300	14,317
Share units payable	14(a)(b)	19,042	25,471
Other payables		6,490	7,856
Total trade and other payables		147,650	153,361

As at June 30, 2026, other payables include $2.4 million (December 31, 2025 - $nil) related to 628 ounces (December 31, 2025 - none) of gold sold at Lindero under an advanced sales contract but not yet delivered. Although consideration was received, the related ounces had not yet been poured and did not meet the criteria for revenue recognition.

10.  RELATED PARTY TRANSACTIONS

During the three and six months ended June 30, 2026 and 2025, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

Other than transactions in the normal course of business and those noted above, with the Board of Directors and key management personnel, the Company had no transactions between related parties during the three and six months ended June 30, 2026 and 2025.

11.  LEASE OBLIGATIONS

The Company’s lease obligations are primarily related to embedded leases in mining services and onsite power generation equipment contracts. A maturity analysis of the Company's lease obligations from its leased equipment contracts as at June 30, 2026 and December 31, 2025, were as follows:

	Minimum lease payments
	June 30, 2026 $	December 31, 2025 $
Less than one year	39,310	27,715
Between one and five years	63,303	53,222
More than five years	11,288	13,658
	113,901	94,595
Less: future finance charges	(18,640)	(17,709)
Present value of lease obligations	95,261	76,886
Less: current portion	(30,810)	(21,199)
Non-current portion	64,451	55,687

Page | 11

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The reconciliation of the changes in the carrying amount of the Company’s lease obligations is presented below:

	June 30, 2026 $	December 31, 2025 $
Balance, beginning of the period	76,886	67,977
Payments of lease obligations	(15,822)	(24,374)
Additions	31,325	31,110
Accretion	2,908	5,660
Foreign exchange	(36)	521
Disposals and terminations	–	(4,008)
Balance, end of the period	95,261	76,886

12.  DEBT

(a)	2024 Convertible Notes

The following table summarizes the changes in debt:

	June 30, 2026 $	December 31, 2025 $
Balance, beginning of the period	134,410	126,031
Amortization of discount and transaction costs	4,495	8,379
Balance, end of the period	138,905	134,410
Non-current portion	138,905	134,410

(b)	Credit Facility

The Company maintains a $150.0 million revolving credit facility (the “Credit Facility”) with an uncommitted accordion option of $75.0 million. The Credit Facility is subject to certain conditions and covenants customary for a facility of this nature. In order to be able to draw on the Credit Facility, the Company is required to comply with certain financial covenants which include among others: maintaining an interest coverage ratio (calculated on a rolling four fiscal quarter basis) of not less than 4.00:1.00; a Net Total Debt (as defined in the facility) to EBITDA ratio (calculated on a rolling four fiscal quarters basis) of not more than 4.00:1.00; and a Net Senior Secured Debt (as defined in the facility) to EBITDA ratio (calculated on a rolling four fiscal quarters basis) of not more than 2.25:1.00.

The Company has pledged significant assets, including those of its principal operating subsidiaries, as collateral for the Credit Facility.

As at June 30, 2026, the Credit Facility remained undrawn.

Page | 12

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

13.  CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Caylloma $	Lindero $	Séguéla $	Total $
Balance as at December 31, 2025	14,668	17,977	17,612	50,257
Changes in estimate	(600)	310	(1,535)	(1,825)
Reclamation expenditures	(31)	–	–	(31)
Accretion	383	427	348	1,158
Balance as at June 30, 2026	14,420	18,714	16,425	49,559
Non-current portion	14,420	18,714	16,425	49,559

	Caylloma $	Lindero $	Séguéla $	San Jose(1) $	Yaramoko(1) $	Total $
Balance as at December 31, 2024	15,356	15,470	15,110	14,677	14,724	75,337
Changes in estimate (2)	(1,033)	1,747	1,860	460	(375)	2,659
Reclamation expenditures	(452)	–	–	(143)	–	(595)
Accretion	797	760	642	341	156	2,696
Effect of changes in foreign exchange rates	–	–	–	(35)	–	(35)
Disposals	–	–	–	(15,300)	(14,505)	(29,805)
Balance as at December 31, 2025	14,668	17,977	17,612	–	–	50,257
Non-current portion	14,668	17,977	17,612	–	–	50,257
(1)	Represents the closure and reclamation provisions of Cuzcatlan and Sanu, which were sold during the second quarter of 2025. Refer to Note 21 for details.
(2)	The change in estimate for the San Jose mine of $0.5 million was included in net income from discontinued operations, net of tax in the Company's consolidated statements of income for the year ended December 31, 2025.

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Caylloma $	Lindero $	Séguéla $	Total $
Undiscounted uninflated estimated cash flows	19,302	18,793	19,902	57,997
Discount rate	5.53%	4.94%	4.44%
Inflation rate	3.00%	3.20%	2.28%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

Page | 13

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

14.  SHARE-BASED PAYMENTS

During the three and six months ended June 30, 2026, the Company recognized share-based recoveries of $0.3 million and expenses of $7.5 million, respectively (June 30, 2025 - expenses of $4.5 million and $13.7 million, respectively), related to the amortization of deferred, restricted and performance share units.

(a)	Deferred Share Units

	Cash Settled
	Number of DSUs	Fair Value $
Outstanding, December 31, 2024	1,183,816	5,076
Granted	83,992	387
Changes in fair value	–	6,978
Outstanding, December 31, 2025	1,267,808	12,441
Granted	41,041	448
Changes in fair value	–	(1,845)
Outstanding, June 30, 2026	1,308,849	11,044

(b)	Restricted Share Units

	Cash Settled
	Number of RSUs	Fair Value $
Outstanding, December 31, 2024	3,548,993	8,987
Granted	1,354,613	–
Units paid out in cash	(1,401,895)	(7,448)
Forfeited or cancelled	(172,296)	(391)
Changes in fair value and vesting	–	20,165
Outstanding, December 31, 2025	3,329,415	21,313
Granted	618,051	–
Units paid out in cash	(1,471,993)	(16,428)
Forfeited or cancelled	(5,332)	(30)
Changes in fair value and vesting	–	6,037
Outstanding, June 30, 2026	2,470,141	10,892
Less: current portion		(7,998)
Non-current portion		2,894

RSUs granted during the six months ended June 30, 2026 had a fair value of C$14.95 per unit at the date of the grant (December 31, 2025 - C$6.62).

Page | 14

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)    Performance Share Units

Equity Settled
Number of PSUs
Outstanding, December 31, 2024	2,054,962
Granted	743,709
Vested and paid out in shares	(802,164)
Outstanding, December 31, 2025	1,996,507
Granted	345,245
Vested and paid out in shares	(882,348)
Outstanding, June 30, 2026	1,459,404

PSUs granted during the six months ended June 30, 2026 had a fair value of C$14.95 per unit at the date of the grant (December 31, 2025 - C$6.62).

During the six months ended June 30, 2026, PSUs vested and were settled in shares. Based on agreed performance outcomes, a weighted average multiplier of 113% (December 31, 2025 - 118%) was applied, resulting in the issuance of 997,401 (December 31, 2025 - 948,697) common shares upon vesting.

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at June 30, 2026, a total of 2,950,529 stock options are available for issuance under the plan. As at June 30, 2026, no stock options were outstanding (December 31, 2025 - none).

15.  SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

During the six months ended June 30, 2026, the Company acquired under its normal course issuer bid program (“NCIB”) and cancelled 10,800,693 common shares (June 30, 2025 - 916,900) at an average cost of $9.31 per share (June 30, 2025 - $4.53), excluding brokerage fees, for a total cost of $100.6 million (June 30, 2025 - $4.2 million).

On April 17, 2026, the Company announced the renewal of its NCIB program to purchase up to 15,227,869 common shares, being 5% of its outstanding common shares as at April 10, 2026. Under the NCIB, purchases of common shares may be made through the facilities of the NYSE. The share repurchase program started on May 4, 2026 and will end on the earlier of May 3, 2027; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB. Of the 10,800,693 common shares repurchased during the six months ended June 30, 2026, 6,800,000 were acquired under the current NCIB program. As at June 30, 2026, 8,427,869 common shares remain available for repurchase under this current NCIB.

Page | 15

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

16.  EARNINGS PER SHARE

	Three months ended June 30,		Six months ended June 30,
	2026 $	2025 $	2026 $	2025 $
Basic:
Net income from continuing operations attributable to Fortuna shareholders	75,504	42,629	186,512	78,063
Net income attributable to Fortuna shareholders	75,504	37,314	186,512	95,817

Weighted average number of shares ('000s)	301,010	306,960	303,164	306,788
Earnings per share from continuing operations - basic	0.25	0.14	0.62	0.25
Earnings per share - basic	0.25	0.12	0.62	0.31

	Three months ended June 30,		Six months ended June 30,
	2026 $	2025 $	2026 $	2025 $
Diluted:
Net income from continuing operations attributable to Fortuna shareholders	75,504	42,629	186,512	78,063
Add: finance costs on convertible debt, net of $nil tax	3,918	–	7,730	–
Diluted net income from continuing operations for the period	79,422	42,629	194,242	78,063
Net income attributable to Fortuna shareholders	75,504	37,314	186,512	95,817
Add: finance costs on convertible debt, net of $nil tax	3,918	–	7,730	–
Diluted net income for the period	79,422	37,314	194,242	95,817

Weighted average number of shares ('000s)	301,010	306,960	303,164	306,788
Incremental shares from dilutive potential shares	27,631	1,997	27,534	1,725
Weighted average diluted number of shares ('000s)	328,641	308,957	330,698	308,513
Earnings per share from continuing operations - diluted	0.24	0.14	0.59	0.25
Earnings per share - diluted	0.24	0.12	0.59	0.31

The incremental shares from dilutive potential shares primarily consist of share units and, for the three and six months ended June 30, 2026, potential common shares issuable on conversion of the 2024 Convertible Notes. For the three and six months ended June 30, 2025, an aggregate of 26,172,045 potential common shares issuable on conversion of the 2024 Convertible Notes were excluded from the diluted earnings per share calculation as their effect would have been anti-dilutive. The Company's average share price exceeded the conversion price of the 2024 Convertible Notes during the three and six months ended June 30, 2026 (June 30, 2025 - below the conversion price).

Page | 16

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

17.  SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of its products produced, is as follows:

	Three months ended June 30, 2026
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	90,259	185,719	–	275,978
Silver-lead concentrates	–	–	30,604	30,604
Zinc concentrates	–	–	14,162	14,162
Provisional pricing adjustments	–	–	(2,331)	(2,331)
Sales to external customers	90,259	185,719	42,435	318,413

	Three months ended June 30, 2025
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	75,681	126,454	–	202,135
Silver-lead concentrates	–	–	15,771	15,771
Zinc concentrates	–	–	12,628	12,628
Provisional pricing adjustments	–	–	(115)	(115)
Sales to external customers	75,681	126,454	28,284	230,419

	Six months ended June 30, 2026
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	191,762	392,043	–	583,805
Silver-lead concentrates	–	–	52,896	52,896
Zinc concentrates	–	–	26,016	26,016
Provisional pricing adjustments	–	–	(1,833)	(1,833)
Sales to external customers	191,762	392,043	77,079	660,884

	Six months ended June 30, 2025
	Argentina $	Côte d'Ivoire $	Peru $	Total $
Gold doré	128,835	237,452	–	366,287
Silver-lead concentrates	–	–	31,451	31,451
Zinc concentrates	–	–	27,764	27,764
Provisional pricing adjustments	–	–	(46)	(46)
Sales to external customers	128,835	237,452	59,169	425,456

Page | 17

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

18.  COST OF SALES

	Three months ended June 30,		Six months ended June 30,
	2026 $	2025 $	2026 $	2025 $
Direct mining, processing and other costs	55,012	46,545	102,656	88,522
Depletion and depreciation	43,036	47,533	87,711	92,012
Salaries and benefits	18,904	19,255	37,447	36,249
Royalties and other taxes	17,234	11,539	36,156	22,007
Workers' participation	763	518	1,614	1,295
Cost of sales	134,949	125,390	265,584	240,085

For the three and six months ended June 30, 2026, depletion and depreciation includes $5.1 million and $9.6 million, respectively, of depreciation related to right-of-use assets (June 30, 2025 - $4.2 million and $8.1 million, respectively).

19.  GENERAL AND ADMINISTRATION

	Three months ended June 30,		Six months ended June 30,
	2026 $	2025 $	2026 $	2025 $
General and administration	10,025	7,851	17,616	15,041
Salaries, wages and benefits	8,807	9,086	20,819	16,638
Workers' participation	157	111	579	141
	18,989	17,048	39,014	31,820
Share-based (recoveries) payments	(316)	4,527	7,452	13,656
General and administration	18,673	21,575	46,466	45,476

20.  INTEREST AND FINANCE COSTS, NET

	Three months ended June 30,		Six months ended June 30,
	2026 $	2025 $	2026 $	2025 $
Interest income	4,516	3,083	9,140	6,143
2024 Convertible Notes interest	(1,617)	(1,617)	(3,234)	(3,234)
Amortization of discount and transaction costs	(2,430)	(2,181)	(4,754)	(4,272)
Bank stand-by, commitment fees and other interest	(606)	(805)	(1,125)	(1,447)
Accretion of closure and reclamation provisions	(582)	(528)	(1,158)	(1,090)
Accretion of lease liabilities	(1,387)	(1,375)	(2,908)	(2,567)
	(2,106)	(3,423)	(4,039)	(6,467)

Page | 18

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

21.   DISCONTINUED OPERATIONS

On April 11, 2025, the Company completed the sale of its 100% interest in Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”), which owns the San Jose silver and gold mine in southern Mexico (“San Jose”).

On May 12, 2025, the Company completed the sale of all of its interest in Roxgold SANU S.A. (“Sanu”), which owns and operates the underground and open pit Yaramoko gold mine in southwestern Burkina Faso (“Yaramoko”), and 100% of three other Burkina Faso subsidiaries (collectively with Sanu, the “Sanu Entities”), and ceased all operations in Burkina Faso.

Results of Discontinued Operation – Cuzcatlan

The following table presents the results of Cuzcatlan for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026 $	2025 $	2026 $	2025 $
Sales	–	19	–	168
Cost of sales	–	(138)	–	(287)
Mine operating loss	–	(119)	–	(119)

General and administration	–	–	–	(638)
Foreign exchange loss	–	(178)	–	(190)
Other expenses	–	(10)	–	(2,202)
Operating loss	–	(307)	–	(3,149)

Interest and finance costs, net	–	–	–	(325)
Loss before income taxes	–	(307)	–	(3,474)

Income tax recovery	–	–	–	1
Net loss from operating activities, net of tax	–	(307)	–	(3,473)

Gain on sale of discontinued operation	–	7,646	–	7,646
Income from discontinued operation, net of tax	–	7,339	–	4,173

Income per share from discontinued operation attributable to Fortuna shareholders
Basic	–	0.02	–	0.01
Diluted	–	0.02	–	0.01

Page | 19

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Results of Discontinued Operation – Sanu Entities

The following table presents the results of the Sanu Entities for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026 $	2025 $	2026 $	2025 $
Sales	–	32,951	–	128,059
Cost of sales	–	(22,816)	–	(82,393)
Mine operating income	–	10,135	–	45,666

General and administration	–	14	–	(1,380)
Foreign exchange gain	–	2,384	–	4,254
Other expenses	–	(3,128)	–	(3,217)
Operating income	–	9,405	–	45,323

Interest and finance costs, net	–	26	–	44
Income before income taxes	–	9,431	–	45,367

Income taxes	–	(3,295)	–	(10,140)
Net income from operating activities, net of tax	–	6,136	–	35,227

Loss on sale of discontinued operation	–	(11,360)	–	(11,360)
Tax expense on sale of discontinued operation	–	(4,052)	–	(4,052)
Release of OCI on sale of discontinued operation	–	(1,701)	–	(1,701)
(Loss) income from discontinued operation, net of tax	–	(10,977)	–	18,114

(Loss) income from discontinued operation, net of tax attributable to:
Fortuna shareholders	–	(12,654)	–	13,581
Non-controlling interest	–	1,677	–	4,533
	–	(10,977)	–	18,114

(Loss) income per share from discontinued operation attributable to Fortuna shareholders
Basic	–	(0.04)	–	0.04
Diluted	–	(0.04)	–	0.04

Page | 20

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Cash Flows of Discontinued Operations

The following table summarizes the cash flows attributable to Cuzcatlan and the Sanu Entities for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026 $	2025 $	2026 $	2025 $
Cuzcatlan	–	(1,303)	–	(11,200)
Sanu Entities	–	(24,074)	–	23,184
Net cash (used in) provided by operating activities	–	(25,377)	–	11,984

Cuzcatlan	–	11,827	–	11,738
Sanu Entities	–	61,459	–	59,942
Cash provided by investing activities	–	73,286	–	71,680

Cuzcatlan	–	–	–	(22)
Sanu Entities	–	(11,875)	–	(12,857)
Cash used in financing activities	–	(11,875)	–	(12,879)
Net cash flows from discontinued operations	–	36,034	–	70,785

Page | 21

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

22.  SEGMENTED INFORMATION

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective when considering the performance of the Company’s business units.

The following summary describes the operations of each reportable segment:

●	Mansfield Minera S.A. (“Mansfield”) – operates the Lindero gold mine
●	Roxgold SANGO S.A. (“Sango”) – operates the Séguéla gold mine
●	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead, and zinc mine
●	Corporate – corporate stewardship and projects outside other segments

Discontinued operations:

●	Cuzcatlan – operates the San Jose silver-gold mine
●	Sanu – operates the Yaramoko gold mine

	Three months ended June 30, 2026
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	90,259	185,719	42,435	–	318,413
Cost of sales before depreciation and depletion	(31,279)	(44,854)	(15,780)	–	(91,913)
Depreciation and depletion in cost of sales	(15,155)	(23,406)	(4,475)	–	(43,036)
General and administration	(3,086)	(4,133)	(2,258)	(9,196)	(18,673)
Other (expenses) income	(4,284)	2,392	(193)	(5,798)	(7,883)
Finance items	(695)	(270)	(116)	(1,052)	(2,133)
Segment income (loss) before taxes	35,760	115,448	19,613	(16,046)	154,775
Income tax expense	(16,837)	(32,602)	(6,566)	(15,022)	(71,027)
Segment income (loss) after taxes from continuing operations	18,923	82,846	13,047	(31,068)	83,748

	Three months ended June 30, 2025
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	75,681	126,454	28,284	–	230,419
Cost of sales before depreciation and depletion	(27,608)	(36,726)	(13,523)	–	(77,857)
Depreciation and depletion in cost of sales	(13,331)	(29,934)	(4,268)	–	(47,533)
General and administration	(2,595)	(3,382)	(1,810)	(13,788)	(21,575)
Other (expenses) income	(3,064)	5,620	61	(2,348)	269
Finance items	774	(1,078)	(136)	(1,926)	(2,366)
Segment income (loss) before taxes	29,857	60,954	8,608	(18,062)	81,357
Income tax expense	(1,874)	(27,080)	(4,480)	(218)	(33,652)
Segment income (loss) after taxes from continuing operations	27,983	33,874	4,128	(18,280)	47,705

Page | 22

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Six months ended June 30, 2026
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	191,762	392,043	77,079	–	660,884
Cost of sales before depreciation and depletion	(58,023)	(91,757)	(28,093)	–	(177,873)
Depreciation and depletion in cost of sales	(30,088)	(49,506)	(8,117)	–	(87,711)
General and administration	(6,148)	(8,921)	(3,599)	(27,798)	(46,466)
Other (expenses) income	(5,477)	(6,239)	273	(374)	(11,817)
Finance items	(1,630)	(626)	(247)	(1,421)	(3,924)
Segment income (loss) before taxes	90,396	234,994	37,296	(29,593)	333,093
Income tax expense	(25,452)	(61,914)	(12,693)	(29,341)	(129,400)
Segment income (loss) after taxes from continuing operations	64,944	173,080	24,603	(58,934)	203,693

	Six months ended June 30, 2025
	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Revenues from external customers	128,835	237,452	59,169	–	425,456
Cost of sales before depreciation and depletion	(49,613)	(71,841)	(26,619)	–	(148,073)
Depreciation and depletion in cost of sales	(23,130)	(60,245)	(8,637)	–	(92,012)
General and administration	(5,094)	(5,984)	(4,383)	(30,015)	(45,476)
Other (expenses) income	(4,454)	7,101	(284)	(2,591)	(228)
Finance items	3,162	(2,064)	(258)	(4,878)	(4,038)
Segment income (loss) before taxes	49,706	104,419	18,988	(37,484)	135,629
Income tax expense	(3,095)	(35,213)	(7,613)	(3,119)	(49,040)
Segment income (loss) after taxes from continuing operations	46,611	69,206	11,375	(40,603)	86,589

As at June 30, 2026	Mansfield $	Sango $	Bateas $	Corporate $	Total $
Total assets	655,855	1,179,485	168,249	493,673	2,497,262
Total liabilities	94,015	326,493	52,729	205,118	678,355
Capital expenditures (1)	30,344	83,312	10,612	30,044	154,312
(1)	Capital expenditures are on an accrual basis for the six months ended June 30, 2026.

As at December 31, 2025	Mansfield $	Sango $	Bateas $	Corporate $	Cuzcatlan $	Sanu $	Total $
Total assets	649,052	1,011,605	162,163	537,821	–	–	2,360,641
Total liabilities	66,829	293,762	56,364	208,368	–	–	625,323
Capital expenditures (1)	64,073	99,849	22,535	31,036	89	452	218,034
(1)	Capital expenditures are on an accrual basis for the year ended December 31, 2025.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

23.  FAIR VALUE MEASUREMENTS

(a)	Financial Assets and Financial Liabilities by Category

The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

As at June 30, 2026	Fair value through OCI $	Fair value through profit or loss $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	–	–	606,666	606,666
Restricted cash	–	–	13,650	13,650
Trade receivables - concentrate sales	–	9,221	–	9,221
Trade receivables - doré sales	–	–	3,445	3,445
Investments in equity securities (1)	7,719	–	–	7,719
Other receivables	–	–	12,219	12,219
Total financial assets	7,719	9,221	635,980	652,920

Financial liabilities
Trade accounts payable	–	–	(81,813)	(81,813)
Payroll payable	–	–	(25,005)	(25,005)
Share units payable	–	(21,936)	–	(21,936)
2024 Convertible Notes	–	–	(138,905)	(138,905)
Other payables	–	–	(117,051)	(117,051)
Total financial liabilities	–	(21,936)	(362,774)	(384,710)

As at December 31, 2025	Fair value through OCI $	Fair value through profit or loss $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	–	–	553,985	553,985
Restricted cash	–	–	788	788
Trade receivables - concentrate sales	–	15,279	–	15,279
Trade receivables - doré sales	–	–	5,482	5,482
Investments in equity securities (1)	6,760	–	–	6,760
Other receivables	–	–	7,460	7,460
Total financial assets	6,760	15,279	567,715	589,754

Financial liabilities
Trade accounts payable	–	–	(77,927)	(77,927)
Payroll payable	–	–	(27,790)	(27,790)
Share units payable	–	(33,754)	–	(33,754)
2024 Convertible Notes	–	–	(134,410)	(134,410)
Other payables	–	–	(97,300)	(97,300)
Total financial liabilities	–	(33,754)	(337,427)	(371,181)
(1)	As at June 30, 2026, investments in equity securities include $7.6 million (December 31, 2025 - $6.7 million) representing the fair value of the Company's investment in Awalé Resources Limited, a mineral exploration company in Côte d’Ivoire. The fair value was determined based on quoted prices in active markets, a Level 1 fair value measurement, with changes in fair value recorded in other comprehensive income. The remaining balance consists of investments in other publicly traded exploration companies.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)	Fair Values of Financial Assets and Financial Liabilities

During the three and six months ended June 30, 2026 and 2025, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The fair values of the Company’s financial assets and financial liabilities that are measured at fair value, including their levels in the fair value hierarchy are as follows:

As at June 30, 2026	Level 1 $	Level 2 $	Level 3 $	Total $
Trade receivables - concentrate sales	–	9,221	–	9,221
Investments in equity securities	7,719	–	–	7,719
Share units payable	–	(21,936)	–	(21,936)

As at December 31, 2025	Level 1 $	Level 2 $	Level 3 $	Total $
Trade receivables - concentrate sales	–	15,279	–	15,279
Investments in equity securities	6,760	–	–	6,760
Share units payable	–	(33,754)	–	(33,754)

(c)	Financial Assets and Financial Liabilities Not Already Measured at Fair Value

The table below presents the estimated fair values of the Company’s financial liabilities, categorized within Level 2 of the fair value hierarchy, not measured at fair value where amortized cost does not reasonably approximate fair value.

	June 30, 2026		December 31, 2025
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
2024 Convertible Notes (1)	(138,905)	(265,219)	(134,410)	(293,681)

(1)	The carrying amounts of the 2024 Convertible Notes represents the liability components (Note 12), while the fair value represents the liability and equity components. The fair value of the 2024 Convertible Notes is based on the quoted prices in markets that are not active for the underlying securities.

24.  SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the three and six months ended June 30, 2026 and 2025 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2026 $	2025 $	2026 $	2025 $
Trade and other receivables	6,693	(2,387)	14,591	(6,086)
Prepaid expenses	2,812	1,243	1,110	2,972
Inventories	(7,960)	(394)	(9,533)	(7,069)
Trade and other payables	12,982	(2,658)	4,404	(1,993)
Total changes in working capital	14,527	(4,196)	10,572	(12,176)

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The significant non-cash financing and investing transactions during the three and six months ended June 30, 2026 and 2025 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2026 $	2025 $	2026 $	2025 $
Mineral properties, plant and equipment changes in closure and reclamation provision	(953)	(1,636)	1,825	504
Additions to right-of-use assets	29,909	23,708	31,325	30,314
Share units allocated to share capital upon settlement	–	–	3,547	3,294

25.  NON-CONTROLLING INTERESTS

As at June 30, 2026, the non-controlling interest (“NCI”) of the State of Côte d’Ivoire, which represents a 10% interest in Sango, totaled $52.0 million. The income attributable to the NCI for the three and six months ended June 30, 2026, totaling $8.2 million and $17.2 million, respectively, is based on net income for Séguéla (June 30, 2025 - $5.1 million and $8.5 million, respectively). During the six months ended June 30, 2026, Sango declared and paid dividends to the State of $23.5 million (June 30, 2025 - declared $12.9 million).

26.  CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma mine closure plan, as amended, that was in effect in September 2024, includes total undiscounted closure costs of $18.2 million, which consisted of progressive closure activities of $2.4 million, final closure activities of $13.5 million, and post closure activities of $2.3 million pursuant to the terms of the Mine Closing Law of Peru.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. As at June 30, 2026, the Company provided a bank letter guarantee of $17.6 million to the Peruvian Government in respect of such closure costs and taxes, issued by Banco BBVA Perú (updated on January 14, 2026, expiring on January 28, 2027).

The proposed update to the Mine Closure Plan, submitted to the Peruvian Ministry of Energy and Mines in December 2025, remains under evaluation; the Company is currently responding to observations raised by the Peruvian Government.

(b)    Other Commitments

Argentina

As at June 30, 2026, the Company had capital commitments of $3.6 million, for civil work, equipment purchases and other services at the Lindero mine, which are expected to be expended within one year.

Senegal

As at June 30, 2026, the Company had capital commitments of $21.5 million, for camp construction, civil works, and equipment purchases at the Diamba Sud gold project, which are expected to be expended within one year.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Côte d’Ivoire

The Company entered into an agreement with a service provider at the Séguéla mine wherein if the Company terminates the agreement prior to the end of its term, in May 2028, the Company would be required to make an early termination payment, which is reduced monthly over 66 months. If the Company had terminated the agreement on June 30, 2026, and elected not to purchase the service provider’s equipment, it would have been subject to an early termination payment of $14.1 million. If the Company elected to purchase the service provider’s equipment, the early termination amount would be adjusted to exclude equipment depreciation and demobilization of equipment, and only include the portion of the monthly management fees and demobilization of personnel.

Additional early termination payments may apply under certain other service agreements, amounting to a cumulative fee of approximately $3.5 million as at June 30, 2026.

In addition, as at June 30, 2026, the Company had outstanding bank guarantees totaling $6.9 million, primarily securing obligations related to environmental rehabilitation, supplier contracts, and disputed tax assessments.

Finally, as at June 30, 2026, the Company had capital commitments of $18.0 million, primarily for the purchase of underground primary mining equipment, power plant civil works, camp expansion, and various engineering and feasibility studies at the Séguéla mine, which are expected to be expended within one year.

(c)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognized tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognized related to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

(d)    Other Contingencies

The Company is subject to various investigations and other claims; and legal, and labour proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavourably for the Company. Certain conditions may exist as of the date these financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial condition of the Company.

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